Filed pursuant to Rule 424(b)(3)
File No. 333-290670

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 16, 2026
to
Prospectus dated June 2, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated June 2, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of November 1, 2026;
•to disclose the calculation of our September 30, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business; and
•to provide an update to the status of our current public offering.

November 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases as of October 31, 2026) is as follows:

Transaction Price (per share)
Class S	$24.4325
Class T	$24.1626
Class D	$24.2201
Class M	$24.2905
Class I	$23.5219
Class F*	$24.8216
Class Y*	$23.5052
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2026.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2026 (dollar amounts in thousands):

Components of NAV	September 30, 2026
Loans receivable	$8,419,336
Investment in real estate	914,773
Mortgage-backed securities held-to-maturity	88,711
Mortgage-backed securities, at fair value	242,531
Cash and cash equivalents	93,635
Restricted cash	23,304
Other assets	115,313
Collateralized loan obligation, net of deferred financing costs	(3,256,878)
Repurchase agreements payable, net of deferred financing costs	(2,207,332)
Credit facility payable, net of deferred financing costs	(1,187,272)
Mortgage note, net of deferred financing costs	(118,000)
Accrued stockholder servicing fees(1)	(2,237)
Other liabilities	(119,829)
Net asset value	$3,006,055
Number of outstanding shares	125,047,435

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2026, we accrued under GAAP $81,940 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,633,877	$14,395	$7,970	$77,907	$1,237,840	$14,236	$19,830	$3,006,055
Number of outstanding shares	66,873,024	595,747	329,075	3,207,327	52,625,075	573,529	843,658	125,047,435
NAV per Share as of September 30, 2026	$24.4325	$24.1626	$24.2201	$24.2905	$23.5219	$24.8216	$23.5052

Market Update
Treasury yields rose sharply across the curve in September following the Fed’s mid-month rate hike, as solid economic data, sticky inflation and elevated energy prices reinforced expectations for additional hikes. The 2-year yield rose 55 basis points (bps) to 4.89%, its highest level since Q2 2024, while the 10-year yield climbed 54 bps to 5.29%, its highest since Q1 2002. Year to date, 2- and 10-year yields are up 141 bps and 112 bps, respectively. The Bloomberg U.S. Aggregate Index returned -2.61% in September and -0.64% over the past five years amid persistent interest rate volatility.
While headline CRE transaction activity strengthened in August, underlying data pointed to a more cautious environment, with property prices showing only modest growth.
•Commercial transaction activity jumped in August, rising approximately 28% from the prior month and 127% from a year earlier. Activity was driven by a $70 billion entity-level transaction resulting from the merger of two large multifamily REITs. However, the monthly strength masked weaker underlying trends: single-asset transaction volume—generally a better indicator of market sentiment—declined 28% year over year as market participants remained cautious.1
•Commercial property prices were about flat in August, rising 0.1% from the prior month and on an annual basis. The modest annual price increase hid significant swings across property types. Apartment and retail property prices fell 4.7% and 0.5%, respectively, and offset gains in central business district (+9.4%) and suburban (+4.8%) office prices.1
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years have suppressed construction activity and led to a sharp reduction in completions, a trend that should persist over the next two to three years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office continues to be minimal.
•Meanwhile, NOI and occupancy levels remain healthy across sectors.
•Even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner as recent months’ pricing and volume attest.1
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate return while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2.1 trillion in CRE debt—more than a third of all outstanding CRE debt—will mature by the end of 2028. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT’s total returns were modestly negative across all share classes in September, primarily driven by mark-to-market declines associated with higher interest rates and assumed capitalization rates for the portfolio’s equity positions.
•Class I (-0.37%), Class S (-0.44%), Class T (-0.46%), Class D (-0.41%), Class M (-0.42%), Class F (-0.27%) and Class Y (-0.26%).
•The 10-year U.S. Treasury yield rose above 5% during the month, reaching its highest level in more than 20 years as investors priced in a higher-for-longer interest-rate environment and the potential for additional Federal Reserve tightening.
•Consistent with the Fund's valuation policy, which incorporates third-party valuation inputs, higher market capitalization rates and prevailing real estate market conditions resulted in higher assumed exit capitalization rates for the portfolio's equity positions, contributing to lower property valuations.
Year-to-date, FS Credit REIT has returned 3.95%, significantly outperforming traditional fixed income, including the Bloomberg U.S. Aggregate Bond Index (-2.91%), corporate bonds (-2.79%) and municipal bonds (-4.18%) as of September 30, 2026.2
Looking ahead, we believe FS Credit REIT is positioned to generate meaningful current income for investors that compares favorably with many traditional fixed-income alternatives.
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(1)    MSCI Real Capital Analytics as of August 2026, latest data available.
(2)    Corporate bonds represented by the Bloomberg US Corporate Bond Index; Municipal bonds represented by the Bloomberg U.S. Municipal Bond Index.

While certain investments may continue to create periods of NAV volatility, FS Credit REIT has generated positive total returns in 101 of 104 months since inception, highlighting the historically income-oriented and resilient nature of the strategy.
•Class I shares provided approximately 335 basis points of excess income over three-month U.S. Treasury bills as of September 30, 2026.
•The current annualized distribution rate is 7.55% for Class I shares, 7.01% for Class D shares, 6.99% for Class M shares, 6.38% for Class S shares, 6.46% for Class T shares, 8.39% for Class F shares and 8.88% for Class Y shares, based on the November 1, 2026 transaction price.
•The tax-equivalent annualized distribution rate is 8.44% for Class I shares, 7.83% for Class D shares, 7.81% for Class M shares, 7.13% for Class S shares, 7.22% for Class T shares, 9.38% for Class F shares and 9.92% for Class Y shares, based on the November 1, 2026 transaction price.3
We met 100% of repurchase requests in September.
Portfolio highlights
In September, we closed on a $245.1 million senior loan secured by two adjacent LEED Gold-certified Class A office/R&D properties totaling approximately 765,000 square feet as well as 40.1 acres of developable land in Rancho Bernardo, one of San Diego’s most established office submarkets. The property features a mix of office (~80%) and lab/R&D space (~20%), with investment-grade tenants Northrop Grumman, Apple and HP accounting for 82% of the rent roll and carrying a weighted average lease term of 6.3 years. The campus benefits from significant sponsor investment and a competitive amenity package, including a fitness center, multifunction lawn, amphitheater and sports facilities. The fully funded loan basis on the buildings represents a meaningful discount to comparable office and R&D properties in the San Diego market.
Assets on nonaccrual represented 7.48% of the portfolio as of September 30, 2026, including two multifamily loans that were placed on non-accrual during the month.4 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer. At the same time, we are evaluating potential alternatives to address underperforming assets, including properties we own as a result of prior loan workouts (also known as real estate owned properties (“REO”)). More broadly, we are currently evaluating opportunities that we believe will strengthen FS Credit REIT's portfolio and support greater NAV stability over time.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation rather than price appreciation.
•Relative level of income above cash yields. FS Credit REIT offers an attractive level of excess income over risk-free rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority over equity investors (property owners). They are first to be paid from rental income and are last to absorb losses if property values decline. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our approximately $9.9 billion portfolio, weighted to multifamily properties.
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(3)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.44% to match the after-tax income of a REIT with an annualized distribution rate of 7.55%.
(4)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

•The long-term nature of our borrowings. Approximately 94% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 77% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Status of our Offering
We are currently offering on a continuous basis up to $2.5 billion in shares of common stock, consisting of up to $2.25 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 8,085,222 shares of our common stock (consisting of 3,345,704 Class S shares, 4,696,722 Class I shares, 11,584 Class T shares, 2,447 Class D shares, and 28,766 Class M shares) in the primary offering for total proceeds of $199.53 million and (ii) 1,428,086 shares of our common stock (consisting of 748,497 Class S shares, 647,581 Class I shares, 6,635 Class T shares, 3,056 Class D shares, and 22,317 Class M shares) pursuant to our distribution reinvestment plan for a total value of $34.72 million.